Sub-Item 77I:  Terms of new or amended securities

At its June 11-12, 2014 Regular Meeting of the Board of
Trustees, the Board approved the creation of the Gotham Absolute
500 Fund.

The Gotham Absolute 500 Fund consists of one class of shares:
Institutional Class shares. A description of the Gotham Absolute 500 Fund is contained in the Prospectus and Statement of Additional Information dated October 1, 2014, which was filed with the Commission pursuant to Rule 497(e) of the 1933 Act on October 3, 2014.